FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         04 FEBRUARY 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 3rd Quarter Results sent to the London Stock Exchange on 04 February 2003


                    mmO2 REPORTS STRONG THIRD QUARTER GROWTH

IN CUSTOMER NUMBERS, ARPU AND MOBILE DATA, AND EXTENSION OF ITS 3G NETWORK SHARING AGREEMENT IN GERMANY

mmO2 plc today announced key performance indicators for the three-month period to 31 December 2002. The company also announced agreement with T-Mobile to extend the scope of co-operation on the rollout of third generation (3G) mobile networks in Germany. Key developments reported for the quarter include:

Customer numbers:

- mmO2 added 791,000 customers, an increase of 4.3%, to 19.1 million customers.

-        O2 UK added 503,000 customers, including 114,000 contract customers.

- O2 Germany added 286,000 customers, of which 74% were contract customers.

Average revenue per user (ARPU):

- All mmO2's businesses delivered blended ARPU growth for the nine months to the end of December on track to achieve, or exceed, their full-year target of 4-8% growth :

-         UK                     : GBP243       + 5.2% year-to-date
-         Germany                : GBP212       + 8.7% year-to-date
-         Ireland                : GBP341       + 3.6% year-to-date
-         Netherlands            : GBP173       + 6.1% year-to-date

Mobile data :

- The total number of SMS messages grew quarter-on-quarter by 19%, to 2.2 billion.

- Data as a proportion of service revenues increased to 17.7%, from 15.6%.

Business developments

-        O2 Germany extended its network sharing agreement with T-Mobile

Peter Erskine, Chief Executive of mmO2, said:

"We have built up momentum in our markets by offering mobile customers a strong range of competitive voice and data products and services. Our total customer base has grown by 9.2% since the start of the year. ARPU in all our businesses is on track to achieve or exceed our target of 4-8% growth for the full-year. The proportion of service revenue generated from mobile data has already surpassed our year-end target of 16%.

"We were particularly encouraged by our performance in the UK market, where we added more than half a million new customers, including 114,000 valuable contract customers. We were also pleased by our continuing momentum in Germany, with customer numbers, ARPU and data revenues all ahead for the fifth consecutive quarter. Across the whole footprint the O2 brand continued to gain profile and drive growth.

"In Germany we have extended our co-operation with T-Mobile on the roll-out of 3G networks. This move positions us to launch a mass-market 3G service cost effectively, in the same timeframe as our two major competitors. We also gain increased flexibility to match our 3G investment profile to the growth of customer demand for high-speed mobile data services, and the availability of devices, without constraining our strategic or operational options in Germany."

Operating review

O2 UK

A total of 503,000 net new customers were added, comprising 389,000 pre-pay and 114,000 contract net additions, and taking the total customer base to 11.95 million. Customer growth was driven by attractive and competitive propositions, such as "bolt-ons", rather than by higher handset subsidies. Contract subscriber acquisition costs (SAC) were in line, and pre-pay SAC almost one third lower than the previous quarter. The O2 shops again performed strongly, accounting for the highest proportion of new connections. The continuing development of customer retention programmes saw contract churn fall to 28%. Pre-pay churn was flat against the previous quarter.

Blended ARPU grew to GBP243, an increase of 5.2% since the start of the financial year. Contract ARPU fell slightly to GBP503, from GBP505 in the previous quarter, reflecting a sharper drop this year in business usage over the Christmas and New Year holiday period. This was more than offset by significantly stronger pre-pay ARPU, which grew to GBP117 from GBP112 in the previous quarter, reflecting the success of voice and data propositions targeted at higher value pre-pay customer segments, including increased focus on E-Top-up capabilities. Text messaging grew by 21% over the previous quarter, with almost
1.5 billion messages sent. On New Years Day, a record number of 27.7 million messages was delivered. Overall, data as a proportion of O2 UK's service revenue grew to 17.4%, compared to 15.3% in the previous quarter.

Following publication of the Competition Commission's recommendations regarding mobile termination charges, O2 UK announced that a range of mitigating actions would be implemented. These include deferral of previously planned tariff reductions, acceleration of cost savings initiatives, and delay of the planned launch of commercial 3G services until the second half of 2004. This will enable O2 UK to deliver its stated aims of 10% service revenue growth, and a 30% EBITDA margin, in 2003/04.

O2 Germany

O2's momentum in the German market continued, with 286,000 net new customers added, taking the total customer base to 4.58 million, 53.6% of which are contract customers. In the year to date, the total customer base has grown by 17.6%. Growth continued to be driven mainly by the unique "O2 Homezone" service, which accounted for 60% of the contract customer base at the end of the quarter. Pre-pay SAC for the quarter was broadly unchanged, and contract SAC fell slightly.

O2 Germany's ARPU remained strong in the quarter, with contract ARPU growing to GBP335 from GBP331 in the previous quarter. Pre-pay ARPU was down slightly to GBP81. Since the start of the year, pre-pay ARPU has grown by 14.1% and contract ARPU by 7.0%. Mobile data continued to grow strongly. Text messages grew by 17%, with a total of 361 million messages sent in the quarter. Data as a proportion of service revenue increased to 19.7%, from 18.1% in the previous quarter.

O2 Germany faces a regulatory requirement to provide 3G network coverage to 25% of the population by the end of December 2003. The business intends to adhere to this requirement, and to be in a position launch a full commercial 3G service, if customer demand and device availability justify this.

In addition to building its own network, O2 Germany will provide wider 3G coverage for its customers through its network sharing and roaming agreement with T-Mobile. Under an extension to this agreement, mmO2 will pay T-Mobile GBP137 million in two tranches, plus associated roaming fees, to gain increased access to T-Mobile's 3G network in all areas over a longer period. By adopting this dual approach to 3G coverage, O2 Germany will be in a position to provide a full commercial 3G service to its customers across a wider area, more cost effectively. It will also enable O2 Germany's network roll-out to be matched closely to the development of the market for 3G products and services.

O2 Ireland

A total of 43,000 net new customers were added in the quarter, taking the overall customer base to 1.24 million, 5% higher than at the start of the year. 40,000 of the net additions were pre-pay customers, although the pre-pay SAC was reduced by around 30% compared to the previous quarter. Pre-pay and contract churn were both lower.

O2 Ireland's ARPU remains the highest in the Group, and the business continues to deliver strong growth and performance improvement. Pre-pay ARPU grew to GBP212, from GBP208 the previous quarter. Contract ARPU was GBP639, up from GBP633. The blended ARPU of GBP341 represented growth of 3.6% since the start of the year. Strong text message growth was maintained, with 259 million messages sent, 17% higher than the previous quarter. Mobile data generated 15.7% of service revenues, up from 14.1%.

O2 Netherlands

In the highly competitive Dutch market, O2 Netherlands saw a net loss of 50,000, mainly low value, pre-pay customers. This was reflected in the 9.3% growth in pre-pay ARPU, compared to the previous quarter. In the contract market, 5,000 net new customers were added, taking the total contract base to 309,000, 33% higher than at the start of the year. The increase in contract customers drawn from the consumer market over the previous quarters was reflected in the decline in contract ARPU to GBP473, from GBP485 in the previous quarter. Blended ARPU was GBP173, 6.1% higher than at the start of the year.

Mobile data

Data as a proportion of Group service revenue increased to 17.7% in the quarter, compared to 15.6% in the previous quarter and the year-end target of 16%. Text messaging, including premium services, continued to generate most of this revenue, with 2.2 billion messages sent, an increase of 19% over the previous quarter, and representing volume growth of 33% for the year to date.

There was continued growth of non-SMS revenues across the Group. The number of active GPRS subscribers, including those using Blackberry and xda devices, increased to more than 200,000. Java games and the O2 Media Messaging Service
(MMS) were launched in August and October respectively, and by the end of the quarter the number of active users of these services had grown to more than 100,000. MMS interconnect agreements with other networks have now been established, covering Orange and T-Mobile in the UK, and Vodafone and T-Mobile in the Germany.

Airwave

The roll-out of the Airwave emergency services communications network continued to make good progress, with ten police forces due to be operational by the end
of March.   More than 20 further forces are scheduled to switch to the service by the end of 2003/04, including the Metropolitan Police, the largest force in the UK.


APPENDIX : THIRD QUARTER KEY PERFORMANCE INDICATORS

Customer numbers


                      Customers at  Customers at  Customers at  Customers at Net additions  Customers at
                       31 Dec 2001 31 March 2002  30 June 2002  30 September during period   31 Dec 2002
                                                                        2002
                             000's         000's         000's         000's         000's         000's
O2 UK
Pre-pay                      7,601         7,542         7,518         7,625           389         8,014
Post-pay                     3,474         3,542         3,653         3,824           114         3,938
Total                       11,075        11,084        11,171        11,449           503        11,952

O2 Germany
Pre-pay                      1,785         1,912         2,004         2,047            74         2,121
Post-pay                     1,871         1,979         2,082         2,243           212         2,455
Total                        3,656         3,891         4,086         4,290           286         4,576

O2 Ireland
Pre-pay                        807           824           802           836            40           876
Post-pay                       355           356           359           362             3           364
Total                        1,162         1,180         1,161         1,198            43         1,240

O2 Netherlands
Pre-pay                      1,070         1,022         1,015           987          (50)           937
Post-pay                       231           233           267           304             5           309
Total                        1,301         1,255         1,282         1,291          (45)         1,246

Manx
Pre-pay                         23            26            28            32             4            36
Post-pay                        20            21            21            21             0            21
Total                           43            47            49            53             4            57

mmO2 Group
Pre-pay                     11,286        11,326        11,367        11,527           457        11,984
Post-pay                     5,951         6,131         6,382         6,754           334         7,087
Total                       17,237        17,457        17,749        18,281           791        19,071

Pre-pay percentage           65.5%         64.9%         64.0%         63.1%         57.8%         62.8%
Post-pay percentage          34.5%         35.1%         36.0%         36.9%         42.2%         37.2%


Average revenue per user (ARPU)


                                       3 months ended:
                                        31 December     31 March 30 June 2002 30 September  31 December
                                               2001         2002                      2002         2002
                                                GBP          GBP          GBP          GBP          GBP
O2 UK
12 month rolling
Pre-pay                                         105          108          109          112          117
Post-pay                                        493          498          502          505          503
Blended                                         230          231          234          238          243

Monthly average
Pre-pay                                           9            9            9           10           11
Post-pay                                         42           40           42           44           42
Blended                                          19           19           20           21           21

O2 Germany
12 month rolling
Pre-pay                                          70           71           76           82           81
Post-pay                                        306          313          324          331          335
Blended                                         192          195          203          210          212

Monthly average
Pre-pay                                           8            6            7            7            7
Post-pay                                         27           26           28           29           29
Blended                                          18           17           18           18           18

O2 Ireland
12 month rolling
Pre-pay                                         195          197          204          208          212
Post-pay                                        624          622          621          633          639
Blended                                         331          329          333          338          341

Monthly average
Pre-pay                                          17           16           18           18           18
Post-pay                                         51           51           53           56           53
Blended                                          28           27           28           30           29


O2 Netherlands
12 month rolling
Pre-pay                                          79           84           83           86           94
Post-pay                                        487          492          495          485          473
Blended                                         160          163          160          163          173

Monthly average
Pre-pay                                           6            8            7            8            8
Post-pay                                         40           42           42           38           37
Blended                                          12           14           14           15           15


Average revenue per user (ARPU)


                                       3 months ended:
                                        31 December     31 March 30 June 2002 30 September  31 December
                                               2001         2002                      2002         2001
                                                EUR          EUR          EUR          EUR          EUR
O2 UK
12 month rolling
Pre-pay                                         169          174          176          179          186
Post-pay                                        793          806          808          809          800
Blended                                         370          374          376          381          387

Monthly average
Pre-pay                                          14           15           15           16           17
Post-pay                                         68           66           67           68           66
Blended                                          31           31           32           33           33

O2 Germany
12 month rolling
Pre-pay                                         113          115          123          132          129
Post-pay                                        493          507          522          530          533
Blended                                         309          315          327          336          338

Monthly average
Pre-pay                                          12           10           11           11           11
Post-pay                                         44           43           44           45           45
Blended                                          29           27           28           29           29

O2 Ireland
12 month rolling
Pre-pay                                         314          319          329          333          337
Post-pay                                      1,004        1,008        1,002        1,015        1,017
Blended                                         532          533          537          542          543

Monthly average
Pre-pay                                          27           27           28           29           29
Post-pay                                         82           83           84           88           83
Blended                                          45           44           45           47           45

O2 Netherlands
12 month rolling
Pre-pay                                         127          136          134          138          149
Post-pay                                        783          797          798          777          752
Blended                                         257          264          258          261          275

Monthly average
Pre-pay                                           9           13           11           13           12
Post-pay                                         65           68           67           60           58
Blended                                          19           23           22           23           23

Euro rates
Quarterly                                    1.6110       1.6273       1.5949       1.5736       1.5709
Annually                                     1.6084       1.6200       1.6120       1.6024       1.5914



Data as percentage of service revenues


                                       3 months ended:
                                        31 December     31 March 30 June 2002 30 September  31 December
                                               2001         2002                      2002         2002
                                                  %            %            %            %            %

O2 UK                                          13.4         13.8         14.1         15.3         17.4
O2 Germany                                     12.8         14.5         18.3         18.1         19.7
O2 Ireland                                     10.5         11.5         11.7         14.1         15.7
O2 Netherlands                                 10.0          9.2         12.1         13.3         16.0
O2 Group                                       12.8         13.4         14.6         15.6         17.7


SMS messages


                                       3 months ended:
                                        31 December     31 March 30 June 2002 30 September  31 December
                                               2001         2002                      2002         2002
                                            million      million      million      million      Million

O2 UK                                           931        1,060        1,152        1,225        1,483
O2 Germany                                      250          286          298          308          361
O2 Ireland                                      179          204          214          221          259
O2 Netherlands                                   80          110           98           98           99
Manx                                              5            6            6            7            8
O2 Group                                      1,445        1,666        1,768        1,859        2,210
Growth (quarter-on-quarter)                  +21.9%       +15.3%        +6.1%        +5.1%       +18.9%



mmO2 Contacts:

Richard Poston                                    David Boyd
Director, Corporate Communications                Head of Investor Relations
mmO2 plc                                          mmO2 plc
richard.poston@o2.com                             david.boyd@o2.com
t: +44 (0)1753 628039                             t: +44 (0)1753 628230

David Nicholas                                    Simon Gordon
Head of Media Relations                           Press Relations Manager
mmO2 plc                                          mmO2 plc
david.nicholas@o2.com                             simon.gordon@o2.com
t: +44 (0) 771 575 9176                           t: +44 (0)771 007 0698

mmO2 press office: 01753 628402


mmO2 intends to announce its Preliminary Results for the full-year w/c 19 May 2003.

A pre-Close trading update will be released in late March.


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com






                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 04 FEBRUARY 2003                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary